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SEC Mail Processing Section

FEB 28 2017

Washington DC 416

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47309 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 East Fourth Street, 12th Floor
(No. and Street)

| Cincinnati | Ohio | 45202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Purdon (513)-412-1530
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

| 312 Walnut Street | Cincinnati | Ohio | 45202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JCA

## OATH OR AFFIRMATION

I, Athena Purdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Sherri L. Barnes
Notary Public, State of Ohio
My Commission Expires 08-09-2020

Athena Purdon
Signature

Treasurer
Title

Sherri L Barnes
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GREAT AMERICAN ADVISORS, INC.**
**Financial Statements and Supplemental Information**
**Year Ended December 31, 2016**

**Contents**

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Building a better working world

# Report of Independent Registered Public Accounting Firm

The Board of Directors of Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2016, and the related statements of operations, comprehensive loss, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2017

**GREAT AMERICAN ADVISORS, INC.**
**Statement of Financial Condition**
**As of December 31, 2016**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 868,650 |
| Investments held under deferred compensation plan, at fair value (cost $1,232,352) | 1,253,079 |
| Deferred federal income tax asset, net | 480,353 |
| Management fee income receivable | 72,334 |
| Prepaid expenses and other assets | 18,904 |
| Total assets | $ 2,693,320 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities:** | |
| Fees payable to solicitor firms | $ 33,707 |
| Accrued expenses and other liabilities to affiliate | 119,716 |
| Current federal income tax payable to affiliate | 38,384 |
| Deferred compensation plan liabilities | 1,253,079 |
| Total liabilities | 1,444,886 |
| **Stockholder's Equity:** | |
| Common stock, $10 par value | 1,000 |
| - 750 shares authorized | |
| - 100 shares issued and outstanding | |
| Additional paid-in capital | 3,280,285 |
| Retained deficit | (2,046,324) |
| Accumulated other comprehensive income | 13,473 |
| Total stockholder's equity | 1,248,434 |
| Total liabilities and stockholder's equity | $ 2,693,320 |

*The accompanying notes are an integral part of the financial statements.*

## GREAT AMERICAN ADVISORS, INC.
## Statement of Operations
## Year Ended December 31, 2016

| | |
|---|---|
| **REVENUES** | |
| Commission income | $ 3,760,224 |
| Management fee income | 294,807 |
| Interest and dividend income | 31,744 |
| Realized losses on investment securities | (1,015) |
| Total revenues | 4,085,760 |
| **EXPENSES** | |
| Commission expense | 3,760,224 |
| Fees paid to solicitor firms | 130,486 |
| Salary and benefits expense | 359,873 |
| Other expenses | 357,772 |
| Total expenses | 4,608,355 |
| Loss before income tax benefit | (522,595) |
| Income tax benefit (expense): | |
| Current | 254,916 |
| Deferred | (75,954) |
| Total income tax benefit | 178,962 |
| Net loss | $ (343,633) |

*The accompanying notes are an integral part of the financial statements.*

**GREAT AMERICAN ADVISORS, INC.**
**Statement of Comprehensive Loss**
**Year Ended December 31, 2016**

| | |
|---|---|
| Net loss | $ (343,633) |
| Other comprehensive gain, net of tax: | |
| Net unrealized gains on securities: | |
| Unrealized holding gains on securities arising during the period | 34,489 |
| Reclassification adjustment for realized losses included in net gain | 660 |
| Total net unrealized gains on securities | 35,149 |
| Total comprehensive loss, net of tax | $ (308,484) |

*The accompanying notes are an integral part of the financial statements.*

**GREAT AMERICAN ADVISORS, INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2016**

| | |
|---|---|
| **COMMON STOCK** | |
| Balance at beginning and end of year | $ 1,000 |
| **ADDITIONAL PAID-IN CAPITAL** | |
| Balance at beginning and end of year | $ 3,280,285 |
| **RETAINED DEFICIT** | |
| Balance at beginning of year | $ (1,702,691) |
| Net loss | (343,633) |
| Balance at end of year | $ (2,046,324) |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** | |
| Balance at beginning of year | $ (21,676) |
| Change in unrealized gains during year, net | 35,149 |
| Balance at end of year | $ 13,473 |
| **TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR** | $ 1,248,434 |

*The accompanying notes are an integral part of the financial statements.*

**GREAT AMERICAN ADVISORS, INC.**
**Statement of Cash Flows**
**Year Ended December 31, 2016**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (343,633) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Realized losses on investment securities | 1,015 |
| Deferred compensation plan liabilities | 83,629 |
| Deferred compensation distributions | (308,321) |
| Deferred income tax benefit | 75,954 |
| Changes in operating assets and liabilities: | |
| Payable to affiliates, including income taxes, net | (18,775) |
| Management fee income receivable | 12,531 |
| Prepaid expenses and other assets | 29,791 |
| Fees payable to solicitor firms | (20,858) |
| Accrued expenses and other liabilities | 12,024 |
| Net cash used in operating activities | (476,643) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Sales of investments available for sale | 308,480 |
| Purchases of equity securities, available for sale | (30,729) |
| Net cash provided by investing activities | 277,751 |
| **NET DECREASE IN CASH** | (198,892) |
| Cash at beginning of year | 1,067,542 |
| Cash at end of year | $ 868,650 |

*The accompanying notes are an integral part of the financial statements.*

**GREAT AMERICAN ADVISORS, INC.**
**Notes to the Financial Statements**
**As of and for the Year Ended December 31, 2016**

## A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

The Company was initially capitalized in March 1994, and was admitted to the Financial Industry Regulatory Authority ("FINRA") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") in December 1995 and cleared customer transactions on a fully disclosed basis through Pershing LLC until August 3, 2010, when the Company exited the retail business.

The Company is registered with the SEC as a broker/dealer, acting in the capacity of underwriter for registered annuity contracts issued by GAFRI's wholly-owned insurance subsidiaries, Annuity Investors Life Insurance Company ("AILIC") and Great American Life Insurance Company. The Company is also registered as an investment advisor in Ohio and several other states serving institutional clients, such as employers that offer defined contribution retirement plans to their employees.

## B. Significant Accounting Policies

Short-term investments with original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

The Company has an intercompany tax allocation agreement with AFG, the parent company of GAFRI. Pursuant to the agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are made quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized. No valuation allowance was deemed necessary as a result of the intercompany tax allocation agreement.

## B. Significant Accounting Policies - Continued

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties on the Company's reserve for uncertain tax positions are recognized as a component of tax expense.

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value, with changes in value being recorded as unrealized gains or losses in Statement of Comprehensive Loss. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. The cost basis and market value of the investments at December 31, 2016 was $1,232,352, and $1,253,079, respectively, which resulted in net unrealized gains of $20,727. There were no securities with an unrealized loss at December 31, 2016. Changes in the Company's liability include distributions to participants, interest income, and realized and unrealized investment gains or losses. Changes in the liability relating to interest income and realized and unrealized investment gains or losses are recognized by the Company in Other expenses. Realized gains or losses on securities are determined on a specific identification basis.

Events or transactions occurring subsequent to the audited financial statements as of and for the year ended December 31, 2016, and prior to February 24, 2017, have been evaluated for potential recognition or disclosure herein.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. Management fee income is received quarterly but is recognized as earned on a pro rata basis over the term of the contract. Fees paid to solicitor firms are paid quarterly and are recognized as incurred on a pro rata basis over the term of the contract.

## C. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2016, the Company had defined net capital of $491,967, which was $395,641 in excess of its required minimum net capital of $96,326. The Company's ratio of aggregate indebtedness to net capital was 294%.

**GREAT AMERICAN ADVISORS, INC.**
**Notes to the Financial Statements – Continued**
**As of and for the Year Ended December 31, 2016**

## D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable annuity contracts sold by AILIC. Commissions received from AILIC for sales of variable annuities are $3,760,224, 100% of which were paid to other broker/dealers as commissions.

The Company is charged monthly for costs provided by GAFRI and AFG including personnel costs for development of software, maintenance of equipment, voice recording technology, rent and other related support services. These charges amounted to $30,804 for 2016 and are included in Other expenses.

GAFRI has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

## E. Income Taxes

For its calculation of income taxes, the Company uses the statutory rate of 35%. The Company's effective tax rate is 34%. The net tax refund received from AFG amounted to $236,141 in 2016. The current tax payable of $38,384 is due to AFG as of December 31, 2016 and represents tax refunds received in 2016 in excess of the actual current tax benefit.

GAA's 2012-2016 tax years remain subject to examination by the Internal Revenue Service.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax asset of $480,353 at December 31, 2016 relate principally to deferred compensation, net of deferred tax liabilities of $7,254 for unrealized gains on invested assets.

## F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion. The aggregate contributions to the plan for the year ended December 31, 2016 were $19,448 and are included in Salary and benefits expense.

## G. Contingencies

The Company is involved in litigation arising in the normal course of business, some of which seek monetary damages. The outcome of such legal actions is inherently uncertain. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

## H. Fair Value Measurements

The Company follows Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. FASB ASC Topic 820 defines fair value as the price paid that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standard enhances disclosure about fair value measurement and establishes a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The framework established in FASB ASC Topic 820 for measuring fair value is based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. The unobservable inputs may include a reporting entity's own assumptions about the assumptions market participants would use based on the best information available in the circumstances.

The Company's financial instruments consist exclusively of institutional mutual funds held in the deferred compensation plan for which quoted market prices in active markets are not available. However, the prices for these institutional funds are similar to the prices for the equivalent retail funds. Accordingly, these investments are classified as Level 2. There were no transfers between levels during 2016. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2016.

## I. Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. The provisions of ASU 2014-09 are effective for the Company for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach. The Company plans to adopt ASU 2014-09 on January 1, 2019 and as such has not begun evaluating the impact to the financial statements as of December 31, 2016.

# Supplemental Information

**GREAT AMERICAN ADVISORS, INC.**
**SCHEDULE I - COMPUTATION OF NET CAPITAL**
**PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934**
**As of December 31, 2016**

| | |
|---|---|
| **NET CAPITAL** | |
| Total stockholder's equity | $ 1,248,434 |
| Less non-allowable assets: | |
| Deferred federal income tax asset, net | (480,353) |
| Fee income receivable | (72,334) |
| Prepaid expenses and other assets | (18,904) |
| Haircuts on securities held | (184,876) |
| Net capital | $ 491,967 |
| **AGGREGATE INDEBTEDNESS** | |
| Deferred compensation plan liabilities, commissions payable, accrued expenses and other liabilities | $ 1,406,502 |
| Payable to affiliates, including income taxes, net | 38,384 |
| Total liabilities | 1,444,886 |
| Total aggregate indebtedness | $ 1,444,886 |
| **REQUIRED NET CAPITAL** | |
| Required net capital (6 2/3% of aggregate indebtedness or $5,000; whichever is greater) | $ 96,326 |
| **EXCESS NET CAPITAL** | |
| Net capital | $ 491,967 |
| Required net capital | 96,326 |
| Excess net capital * | $ 395,641 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL** | |
| Aggregate indebtedness | $ 1,444,886 |
| Net capital | $ 491,967 |
| Ratio | 294% |

* There are no material differences between the preceding computation and the computation included in the most recent unaudited Part II of IIA of Form X-17a-5 as of December 31, 2016

*The accompanying notes are an integral part of the financial statements.*

**GREAT AMERICAN ADVISORS, INC.**
**SCHEDULE II – STATEMENT REGARDING RULE 15c3-3**
**December 31, 2016**

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3

GREAT AMERICAN®
INSURANCE GROUP

**GAIG.com**

Corporate Headquarters
301 E. Fourth Street
Cincinnati, OH 45202

**About Us**

Great American Insurance Group's roots go back to 1872 with the founding of its flagship company, Great American Insurance Company. The operations of Great American Insurance Group are engaged primarily in property and casualty insurance. Focusing on specialized commercial products for businesses, and in the sale of fixed and fixed-indexed annuities in the retail, financial institutions and education markets.

3954-PCG (02/17)

# GREAT AMERICAN ADVISORS, INC.

Financial Statements and Supplemental Information

Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

GAIG.com

Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com



# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Great American Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Great American Advisors, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY
Building a better working world



4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2017

Building a better
working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com



# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Great American Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Great American Advisors, Inc. Exemption Report, in which (1) Great American Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2017

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3).

GREAT AMERICAN®
ADVISORS, INC.

Member FINRA and SIPC
A Registered Investment Advisor

Great American Insurance Tower – 12-N
301 E. Fourth Street
Cincinnati, Ohio 45202

www.gaadvisors.com
Phone (513) 333-6030
Toll Free (800) 216-3354
Fax(513) 412-5109



**The Exemption Report**

**February 24, 2017**

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", Great American Advisors, Inc. ("the firm"), states that to the best of its knowledge and belief:

(1) The Firm has identified the following provision of 17 C.F.R.240.15c3-3(k) under which it has claimed an exemption from 17 C.F.R. 15c3-3:(k)(1), "the exemption provision", and

(2) The Firm has met identified exemption provision from January 1, 2016 – December 31, 2016, without exception.

Peter Nerone
President, Chief Compliance Officer